Exhibit 5.1
May 4, 2010
Nationwide Health Properties, Inc.
610 Newport Center Drive, Suite 1150
Newport Beach, CA 92660
Ladies and Gentlemen:
          Re: Nationwide Health Properties, Inc.
          We have acted as special Maryland counsel to Nationwide Health Properties, Inc., a Maryland corporation (the “Company”) in connection with its issuance and sale of shares of common stock, $0.10 par value per share (“Common Stock”) pursuant to the Company’s Dividend Reinvestment and Stock Purchase Plan (the “DRIP”). The issuance of up to 5,000,000 shares of Common Stock pursuant to the DRIP was authorized by the Board of Directors on May 29, 2003, of which 355,354 shares remain available for issuance. On May 4, 2010, the Board of Directors authorized the issuance of up to an additional 3,000,000 shares of Common Stock pursuant to the DRIP, making a total of up to 3,355,354 shares of Common Stock available for issuance pursuant to the DRIP (the “DRIP Shares”).
          We have examined the Company’s Charter and Bylaws. We have also examined a Prospectus Supplement with respect to the DRIP (the “Prospectus Supplement”), to be filed with the Securities and Exchange Commission (the “Commission”) on or about the date hereof, as part of the Company’s Registration Statement (the “Registration Statement”) on Form S-3 (File No. 333-164384). We have examined and relied on a certificate of the State Department of Assessments and Taxation of Maryland to the effect that the Company is duly incorporated and existing under the laws of the State of Maryland, in good standing, and duly authorized to transact business in the State of Maryland.
          We have further examined and relied on a Certificate of an officer of the Company (the “Certificate”) with respect to the Company’s Charter and Bylaws and certain actions taken by its Board of Directors, among other factual and other matters addressed in the Certificate.
          We have also assumed for purposes of this opinion that DRIP Shares will not be issued or transferred in violation of any provision or limitation contained in the Company’s Charter or Bylaws. We have further assumed, without independent

Nationwide Health Properties, Inc.
May 4, 2010

investigation, the genuineness of signatures, the authenticity of all documents submitted to us as originals, and the conformity of copies to the originals. Except as otherwise indicated herein, we have not undertaken any independent investigation of factual matters.
          Based on the foregoing and subject to the qualifications set forth below, we are of the opinion that:
          The DRIP Shares have been duly authorized by all necessary corporate action on the part of the Company, and upon payment for and delivery of the DRIP Shares as contemplated by the Registration Statement, including the Prospectus Supplement, the DRIP Shares will be validly issued, fully paid and nonassessable.
          This letter expresses our opinion with respect to the Maryland General Corporation Law governing the matters set forth above. It does not extend to securities or “Blue Sky” laws of Maryland or to federal securities laws or to other laws.
          This opinion is given as of the date hereof, and we assume no obligation to update or supplement this opinion to reflect any facts or circumstances that arise or change after the date of this opinion and come to our attention, or any further changes in laws.
          We consent to the filing of this opinion as an exhibit to a Form 8-K, filed by the Company with the Commission on or about the date hereof and to the reference to our firm under the heading “Legal Matters” in the Prospectus Supplement. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 within the meaning of the Securities Act of 1933.

Very truly yours,
/s/ Venable LLP